U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of
            1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ]    Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.       Name and Address of Reporting Person*

         (Last)   Whitley                (First) Hilary        (Middle)
         (Street) 5445 Mariner Street, Suite 107
         (City)   Tampa      (State) FL      (Zip)   33609

2.       Issuer Name and
         Ticker or Trading Symbol   Transnational Financial Corporation (TFN)

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year           February 1999

5.       If Amendment, Date of Original  (Month/Year)

6.       Relationship of Reporting Person to Issuer

           (Check all applicable)

         ( X  )   Director                     (   )    10% Owner
         (    )   Officer (give title below)   (   )    Other (specify below)



                           Table I  -- Non-Derivative Securities Beneficially Owned

1.    Title of Security           2.  Trans-    3. Trans-    4. Securities Acquired(A)      5. Amount of     6.  Owner-   7. Nature
      (Instr. 3)                      action       action       or Disposed of (D)             Securities        ship        of In-
                                      Date         Code         (Instr. 3, 4 and 5)            Beneficially      Form:       direct
                                                   (Instr. 8)                                  Owned at          Direct      Bene-
                                      (Month/                                                  End of            (D)         ficial
                                      Day/                                                     Month             Indirect    Owner-
                                      Year)        Code   V      Amount   (A) or    Price      (Instr. 3 and 4)  (I)         ship
                                                                          (D)                                    (Instr 4.)  (Instr.
                                                                                                                             4.)













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                               FORM 4 (continued)

                             Table  II  --  Derivative  Securities  Beneficially
                        Owned (e.g., puts, calls, warrants, options, convertible securities)



1.Title of    2.Conver- 3.Trans- 4.Transac-  5.Number of    6.Date Exer-   7. Title and Amount 8.Price 9.Number     10.Owner- 11.Na-
  Derivative    sion or   action   tion Code   Derivative     cisable and Ex- of Underlying      of      of Deriv-  ship      ture
  Security      Exercise  Date     (Instr. 8)  Securities     piration Date   Securities         Deriv-  ative      Form      of In-
  (Instr 3.)    Price of                       Acquired (A)                   (Instr. 3 and 4)   ative   Secur-     of De-    direct
                Deriv-    (Month/              or Disposed    (Month/Day/                        Secur-  ities      rivative  Bene-
                ative     Day/                 of (D)         Year)                              ity     Bene-      Secu-     ficial
                           Year)               (Instr. 3,                                                ficially   rity:     Owner-
                                               4, and 5)                                        (Instr.  Owned      Direct    ship
                                                                                                  5)     at End     (D) or   (Instr.
                                                                                                         of         Indi-      4)
                                                                                                         Month      rect (I)
                                                                Date    Expira-          Amount or       (Instr. 4) (Instr. 4)
                                                                Exer-   tion     Title   Number of
                                      Code V    (A)    (D)      cisable Date             Shares


Non-qualified
stock option   7.50      2/9/99      A          40000           2/9/99  8/17/99  Common  40000           60000      D
Explanation of Responses:

/s/Hilary Whitley                               March 9, 1999
**Signature of Reporting {Person)               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

         See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)






Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.












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